14049962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 18 2014

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS	New York	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-2390
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc (Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph DiMauro, Chief Executive Officer

Notary Public

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 20 15

This report contains (check all applicable boxes): **Page**

		Independent Certified Public Accountants' Report.
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

CLARK DODGE & CO., INC.
(SEC I.D. No. 8-40292)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

CLARK DODGE & CO., INC.

December 31, 2013

Table of Contents

Independent Auditor's Report	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11
Supplementary Information	
Schedule I - Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission. - Computation of Basic Net Capital Requirement	12
Schedule II - Information Relating to the Possession or Control Requirements	13
SIPC Supplemental Report	14 - 15
Independent Auditor's Report on Internal Control Structure	16 - 17

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Clark Dodge & Co., Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Clark Dodge & Co., Inc., (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on Schedule I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
March 12, 2014

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	58,663
Due from clearing broker		124,118
Due from employees		202,624
Prepaid expenses		97,617
Other receivable		75,782
Securities at market		734
Deposit with clearing firm		50,000
Property and equipment, net		62,819
Security deposit		10,619
Total Assets	$	682,976

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	204,067
Taxes payable		1,900
Total Liabilities		205,967
Contingencies		-
Stockholder's Equity:		
Common stock		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		4,589,054
Accumulated (deficit)		(4,112,545)
Total Stockholder's Equity		477,010
Total Liabilities and Stockholder's Equity	$	682,976

The accompanying notes are an integral part of these financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions	$	2,326,081
Clearing rebates		192,653
Management fees		38,895
Annuities and life insurance		38,050
Income - mutual funds		64,221
Investment banking fees		451,739
Loss on securities		(6,714)
Total Revenue		3,104,925
Costs and Expenses:		
Commissions		1,871,052
Clearing and execution charges		225,848
Office salaries		1,246,526
Occupancy costs		238,499
Regulatory and license fees		131,699
Insurance		89,200
Officer salary		49,011
Office and supplies		79,624
Professional and consulting fees		233,325
Advertising and promotion		3,402
Repairs - equipment and other		42,285
Telephone		30,527
Depreciation		21,998
Data services		49,008
Interest expense		3,012
Travel and entertainment		39,977
Taxes		2,270
Total Costs and Expenses		4,357,263
Net Operating Loss		(1,252,338)
Other Income (Expense)		
Interest and money market dividends		341
Net (Loss)	$	(1,251,997)

The accompanying notes are an integral part of these financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2013	100	$ 500	$ 3,275,979	$ (2,860,548)	$ 415,931
Capital contributions			1,313,075		1,313,075
Net (loss) for the year				(1,251,997)	(1,251,997)
Balances, December 31, 2013	100	$ 500	$ 4,589,054	$ (4,112,545)	$ 477,009

The accompanying notes are an integral part of these financial statements.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows Used In Activities:		
Net (Loss)	$	(1,251,997)
Adjustment to reconcile net loss to net cash (used) by operating activities:		
Depreciation		21,998
Changes in operating assets and liabilities		
(Increase) in due from employees		(23,534)
(Increase) in prepaid expenses		(28,718)
Decrease in securities at market		226
(Increase) in other receivable		(6,501)
(Increase) in due from clearing broker		(18,758)
Increase in accounts payable and accrued expenses		(111,332)
Net Cash (Used) by Operating Activities		(1,418,616)
Cash Flows Used In Investing Activities:		
Equipment purchased		(43,946)
Net Cash (Used) by Investing Activities		(43,946)
Cash Flows From Financing Activities		
Capital contributions		1,313,075
Net Cash Provided by Financing Activities		1,313,075
Net Decrease In Cash		(149,487)
Cash and cash equivalents, January 1, 2013		208,150
Cash and cash equivalents, December 31, 2013	$	58,663

Supplementary information
Taxes paid = $2,270
Interest paid = $3,012

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2013.

Clearing Deposit
The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

Furniture and Fixtures
Furniture and fixtures are carried at cost. Depreciation is provided using straight line depreciation methods over their estimated useful lives of five and seven years.

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2013, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $1,500,000, but because there is uncertainty as to their realization. The Company has provided for Franchise fees based on a computation other than income.

Investment in Securities
Investment securities are valued at market value. The resulting difference between market value and cost is immaterial.

The Company participated in various private placement investment banking transactions, but did not receive shares in these companies as part of their compensation.

3. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $202,624, mainly as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $89,355. The Company has retained an attorney to bring suit against the individual owing $89,355 representatives to recoup this amount due to the Company on the other nonperformance contractual obligations. Management is actively pursuing this former employee and feels confident in its collection process.

The remaining balance reflects balances due from current employees and these employees are currently paying off their obligation.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

RELATED PART TRANSACTIONS

The sole shareholder's ownership was transferred to Clark Dodge Holding, LLC, which is a non-regulated company in September, 2013. Clark Dodge Holding, LLC has assumed all of the lease obligations and made capital contributions in 2013 in the amount of $252,475.

ADDITIONAL PAID IN CAPITAL

There were additions during 2013 to capital as follows:

Sole shareholder	$1,060,600
Clark Dodge Holding, LLC	252,475
	$1,313,475

5. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $24,487, which was $10,749 in excess of the amount required by the SEC. The Company's percent of aggregate indebtedness to net capital was 841%.

6. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder, Clark Dodge Holding, LLC at its disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan has been provided by its Clark Dodge Holding, LLC and the members of the holding company have assured the Company of his intent to contribute sufficient amounts of capital to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added deferred annuities, life insurance, options, investment banking and investment management to its product lines.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. LEASE COMMITMENTS

The Company currently rents office space at a White Plains office subject to the terms of a sublease agreement with Clark Dodge Holding, LLC, an affiliated company, whereby the original lease was amended with the landlord on December 28, 2012 to reflect the approval of the sublease assignment and Clark Dodge Holding LLC would be the sole obligor on the lease amendment from February 1, 2013 through October 31, 2020. Clark Dodge Holding LLC, effective February 1, 2013, would sublease 50% of their lease obligation to Clark Dodge & Co., Inc. and 50% to Clark Dodge Asset Management, Inc. The monthly lease obligation to Clark Dodge & Co., Inc. is approximately $5,500 per month

The master lease amendment provides for monthly increases as follows:

Base Minimum Rent:

February 1, 2013 through June 30, 2015	$11,325.88 per month
July 1, 2015 through June 30, 2018	$11,921.67 per month
July 1, 2018 through August 31, 2019	$12,219.71 per month
Sept 1, 2019 through October 31, 2020	$12,815.79 per month

The lease also provides for CPI and other miscellaneous escalations.

The Company also leases space in Garden City, NY with monthly lease of approximately $6,800 and the lease is set to expire in Sept, 2014.

The Company also leased spaced during 2013 and spent $78,300 in occupancy costs. The office was closed at the end of 2013 with an assignment of the lease to an outside party. Clark Dodge & Co., Inc. does not expect any claim by the landlord who issued the lease to Clark Dodge Holding, LLC.

Schedule I

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:	
Total stockholder's equity	$ 477,009
Deductions and/or charges:	
Non-allowable assets:	(452,522)
Net capital before haircuts on securities positions	24,487
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 24,487
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 205,967
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 13,738
Minimum net capital required	$ 5,000
Excess net capital	$ 10,749
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 3,890
Percent of aggregate indebtedness to net capital	841.13%

The above computation does not differ from the December 31, 2013 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Net capital was reported by Company	$ 36,575
Audit adjustments	12,088
Net capital per audited report	$ 24,487

See Independent Auditors' Report.

CLARK DODGE & CO., INC.
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
December 31, 2013

Schedule II

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.

See independent auditors' report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Shareholder of
Clark Dodge & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Clark Dodge & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Clark Dodge & Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Clark Dodge *& Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
March 12, 2014

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Shareholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements of Clark Dodge & Co., Inc., (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
March 12, 2014